UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934 (Amendment No. 2)*

Twitter, Inc.
(Name of Issuer)

Common Stock, $0.000005 par value
(Title of Class of Securities)

90184L102
(CUSIP Number)

December 31, 2016
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP NO. 90184L102

1		NAMES OF REPORTING PERSONS

HRH Prince Alwaleed Bin Talal Bin Abdulaziz Alsaud

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐
(b) ☐

3		SEC USE ONLY

4		CITIZENSHIP OR PLACE OF ORGANIZATION

Kingdom of Saudi Arabia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER

34,948,975

	6	SHARED VOTING POWER

-0-

	7	SOLE DISPOSITIVE POWER

30,753,526

	8	SHARED DISPOSITIVE POWER

4,195,449

9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

34,948,975

10		CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

4.9%

12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

**SEE INTRUCTIONS BEFORE FILLING OUT.

CUSIP NO. 90184L102

EXPLANATORY NOTE

This Amendment No. 2 (this "Amendment") amends the statement on Schedule 13G originally filed by HRH on October 7, 2015 (the "Schedule 13G"), as amended by Amendment No. 1 to the Schedule 13G filed on February 3, 2016 ("Amendment No. 1").  Capitalized terms used but not otherwise defined in this Amendment shall have the meanings ascribed to such terms in the Schedule 13G.  Although the actual number of shares of Common Stock of the Issuer beneficially owned by HRH has not changed since the filing of Amendment No. 1, this Amendment is being filed to report a change in the percentage of the outstanding Common Stock beneficially owned by HRH as a result of the change in the outstanding number of shares of Common Stock of the Issuer since the filing of Amendment No. 1.  As a result, as of December 31, 2016, HRH has ceased to be the beneficial owner of more than 5% of the outstanding shares of Common Stock of the Issuer.

Item 4	Ownership:

Items 4(a), (b) and (c) are hereby amended as follows:

As of December 31, 2016, HRH beneficially owns in the aggregate 34,948,975 shares of Common Stock.

(a) Amount Beneficially Owned:

34,948,975

	(b)	Percent of class:1/

4.9%

	(c)	Number of shares to which such person has:

		(i)	Sole power to vote or to direct the vote:

34,948,975

		(ii)	Shared power to vote or to direct the vote:

-0-

		(iii)	Sole power to dispose or to direct the disposition of:

30,753,526

		(iv)	Shared power to dispose or to direct the disposition of:

4,195,449

Item 5	Ownership of Five Percent or Less of Class:

Item 5 is hereby amended as follows:

If this statement is being filed to report the fact that as of December 31, 2016, the Reporting Person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.  ☒

1/	Based on 714,902,970 shares of Common Stock outstanding as of October 27, 2016, as disclosed in the Issuer's Form 10-Q for the quarterly period ended September 30, 2016.

CUSIP NO. 90184L102

SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 2 to Schedule 13G is true, complete and correct.

Date: February 6, 2017
/s/ HRH Prince Alwaleed Bin Talal Bin Abdulaziz Alsaud
HRH Prince Alwaleed Bin Talal Bin Abdulaziz Alsaud